Form G-FIN



10025541



FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE
11-162

Notice of Government Securities Broker or Government Securities Dealer Activities
To Be Filed by a Financial Institution Under Section 15C(a)(1)(B)
of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

A. ☒ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☐ Notice
B. ☒ Amendment

4. A. Full name of the financial institution:

The Frost National Bank

B. Address of principal office of financial institution:

100 West Houston Street   San Antonio, TX 78205

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

D. Mailing address if different from (B) or (C):

P.O. Box 1600   San Antonio, TX 78296

E. Name, title and telephone number of contact person with respect to this notice:

Robert N. Jacobs   Compliance Officer   210-220-5966
Name / Title / Telephone

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☐ Yes   B. ☒ No

(If yes, provide addresses and describe activities.)

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Sirakos	William	Haywood	Senior Executive Vice President
Last	First	Middle	Title
McCormick	Timothy	Ramsey	Vice President
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes   B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

William	Haywood	Sirakos	Senior Executive Vice President
First	Middle	Last	Title

William H. Sirakos	March , 2010
Manual Signature	Date